March 18, 2020

M rio Ghio Junior
Chief Executive Officer
Vasta Platform Ltd
Av. Paulista, 901, 5th Floor
Bela Vista,
S o Paulo   SP, 01310-100, Brazil

       Re: Vasta Platform Ltd
           Draft Registration Statement on Form F-1
           Submitted February 20, 2020
           CIK No. 0001792829

Dear Mr. Junior:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 (DRS) Submitted February 20, 2020

Summary, page 1

1. We note that as currently drafted, the summary is overly detailed and repeats a significant amount of information that is included elsewhere in the document. Please revise your summary to provide a brief overview of the key aspects of the offering and your business and highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-
       K.

2. We note your reference to Annual Contract Value Bookings, or ACV, throughout the registration statement. Your disclosure on page 81 states that you generally deliver
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         educational materials to schools in the last calendar quarter of each year and recognize revenue when the customers obtain control over the materials, which means that your results of operations for the last quarter of a given fiscal year contain revenues related to the content that will be used by schools in the following school year. However, you note that ACV Bookings is designed to show amounts that you expect to be recognized as revenue for the twelve-month period from October 1 through September 30 of the following fiscal year. Please tell us why you do not rely on the amount recognized for the last quarter of a given fiscal year to assess the revenue you expect to receive for a particular school year, and why instead it is necessary to calculate ACV. Please also tell us how ACV differs from the amount recognized as revenue related to content that will be used by schools in the following school year.
3. We note your disclosure of the LTV/CAC ratio and your method of calculation. Please tell us why you believe this information is appropriate to include in your Summary, and tell us why this ratio accounts only for subscription arrangements and appears to exclude your other solutions which represent approximately 1/3 of your revenues.
4. Please clearly disclose in the Summary the total amount of your outstanding indebtedness. Please also disclose that you recently incurred additional outstanding debt in the amount of R$1.5 billion from your parent company and you are required to allocate
         50% of the use of proceeds from any liquidity event to repay the loan, you cannot obtain any new loans unless the proceeds will be used to repay such loan, and you cannot pledge shares and/or dividends. Please explain how these restrictions may impact your ability to operate your business. Please also clearly state that you intend to use approximately two-
         thirds of the net proceeds from this offering to repay this debt.
5. Please clearly state in your summary that your parent company will control the outcome of all decisions at your shareholders' meetings, will be able to elect a majority of your board, and will be able to direct all actions relating to your business strategy, financing, acquisitions and distributions.
Our Results, page 3

6. Please revise to provide context for the financial and operating information disclosed in this section. As one example, please explain the reason for the substantial decrease in net loss between the periods presented. Please provide similar disclosure where there are unique events aside from organic growth that explain the changes in period-to-period results, such as the consolidation and integration of Livro Facil. In addition, given your history of net losses, please tell us why you believe it is appropriate to characterize your growth as occurring at "sustainably profitable levels."
Our Addressable Market and Opportunity for Growth, page 4

7. We note your reference to Oliver Wyman as providing data concerning your total addressable market (TAM). Please tell us whether you commissioned Oliver Wyman to provide you with the study cited in your disclosure for use in the registration statement. If
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         so, please identify in your disclosure that you commissioned the study and file a consent from Oliver Wyman as an exhibit to the registration statement. See Securities Act Rule
         436.
8. We note your statements as to your total addressable market, as well as the information about students enrolled in both public and private schools in Brazil. Given that you service primarily private schools, please tell us whether the TAM includes both public and private schools, and, if so, please tell us why you believe this is appropriate. Please also explain the relevance of the discussion here and throughout your registration statement of the number of students in public school both in Brazil and worldwide. Our Products and Services, page 6

9. Please disclose here and elsewhere as appropriate the percentage of your revenue that is derived from your Content & EdTech Platform versus your Digital Platform. Please also clarify whether all revenue generated from your Content & EdTech Platform is from subscription arrangements that occur in the form of long-term contracts.
Our Corporate Structure, page 14

10. The chart depicting your corporate structure prior to the corporate reorganization is not legible. Please revise.
Corporate structure following the corporate reorganization..., page 16

11. Please revise to show the percentage ownership of Vasta that will be held by public shareholders, insiders and your parent company following completion of the offering.
         Please clearly indicate that public shareholders will not have any ownership in Cogna or any of the entities held by Cogna aside from Vasta.
The Offering , page 19

12. We note that you intend to be listed on either the NYSE or Nasdaq. Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your Class A common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being a controlled company.
Our activities will consist of a carve-out of the K-12 B2B business..., page 30

13. We note that the corporate reorganization requires approval by various regulatory agencies, therefore you cannot guarantee that you will be able to migrate and transfer the carved-out business. Please clearly state whether the corporate reorganization will be complete prior to the IPO, including the migration and transfer of the relevant businesses.
         In the event that it will not, please explain the specific impact on your business if you are
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         not able to migrate and transfer the carved-out business, including how it would impact your current business plan and your ability to operate and manage your business. Please provide similar disclosure in your Summary.
Any increase in late payment and/or default in the payment of amounts due..., page 33

14. Please disclose whether any historical changes in the rates of default or late payments have had a material impact on your results of operations. If so, please explain the specific circumstances and quantify the impact.
The Saraiva brand is owned by Saraiva Gestao de Marcas S.A...., page 35

15. Please disclose the extent to which your company relies on the Saraiva brand, and please disclose whether the inability to use the Saraiva brand would have a material impact on your financial condition or results of operations.
We have a significant amount of debt..., page 36

16. Please quantify the amount of the company's total indebtedness and disclose the expected debt service obligation. Please also disclose any material terms of your indebtedness, including material covenants and events of default. Please file the debentures and other material debt obligations as exhibits to the registration statement. PAR, or "Partnership" (Parceria), is part of our business model..., page 37

17. Please disclose the percentage of your revenue which comes from PAR contracts. Please also disclose how the inability to guarantee that PAR-related materials are sold exclusively by your partner schools or by you has adversely impacted past revenue, including quantifying such impact.
Failure to prevent or detect a malicious cyber-attack..., page 41

18. Please tell us whether you have experienced any material disruptions, outages, cyber-
         attacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the nature of the board's role in overseeing the company's cybersecurity risk management.
Unfavorable decisions in our legal or administrative proceedings, page 44

19. We note that your subsidiary which operates the Anglo brand is party to an arbitration proceeding with the sellers of the Anglo business regarding indemnities for contractual contingencies. Please describe the impact of the result of an adverse decision in the
FirstName LastNameM rio Ghio Junior
       arbitration proceeding, including how it could impact your operation of the Anglo brand,
Comapany NameVasta Platform Ltdmaterially impact your financial condition and results of if at all, and whether it could
March operations.
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Use of Proceeds, page 69

20. Please expand your disclosure to set forth the interest rate and maturity of such debt to be repaid from the net proceeds of the offering. Also, we note you entered into a memorandum of understanding for the acquisition of a company in November 2019. If the proceeds may or will be used to finance this acquisition or other businesses, give a brief description of such businesses and information on the status of the acquisitions.
         Refer to Item 3.C of Form 20-F.
Dividends and Dividend Policy, page 70

21. Please disclose any current restrictions on your ability to pay dividends, whether imposed by terms of your debt facilities, or otherwise.
Capitalization, page 71

22. Please revise your narrative description and table to reflect the issuance of the Class B common shares occurring prior the consummation of the offering. In addition, please format your table for disclosure, when known, of the number of shares issued and outstanding adjusted for the issuance of the Class B common shares and as further adjusted giving effect to the issuance and sale of the Class A common shares.
Selected Financial and Other Information, page 75

23. Please correct the alignment of the Statement of Profit or Loss line items on page 75 with the corresponding amounts. For example, the amounts disclosed for Net
(loss) profit for
         the period/year appear to represent Net revenue from sales and services.
ACV Bookings, page 76

24. Please disclose the number of enrolled students and average ticket in deriving your preliminary result of ACV Bookings for the 2020 sales cycle of October 2019 to
         September 2020.
Reconciliation of our Adjusted EBITDA to Net Profit (Loss) for the Period / Year, page 77

25. We note you have excluded editorial costs from Adjusted EBITDA. You have disclosed that these costs consist of costs incurred for the production of content for books and courseware for your learning systems, including expenses with payroll related directly to these activities, publishing and purchase of contractual rights for illustrations, pictures and texts. It appears these costs are normal, recurring cash operating expenses necessary to operate your business. As such, please remove this reconciling item from this non-GAAP measure, or tell us why you believe it is permissible. Refer to Question 100.1 of the
         Compliance and Disclosure Interpretations for Non-GAAP Measures last updated April 4,
         2018.
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26. Please correct the headers to align the headers with the appropriate periods presented.
Calculation of Adjusted Cash Conversion Ratio for the Period / Year, page 78

27. It appears the line of demarcation is incorrectly placed in this table and the financial information for the Successor for October 11 to December 31, 2018 has been omitted.
         Please revise.
Overview, page 79

28. We note your discussions of revenue characterized as subscription arrangements including the percentage of such revenue of your total net revenue and your revenue retention rate for subscription arrangements. You disclose on page 82 that learning systems, PAR, and complementary solutions revenues comprise the net revenue characterized as subscription arrangements. Please tell us where PAR revenues are included in your breakdown of net sales, that is, if these revenues are included within textbooks, other services or elsewhere and your consideration of disclosing the amount of subscription arrangements revenue.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 80

29. Please revise these metrics to present them on the same basis as your audited annual and unaudited interim financial statements. Specifically, these metrics should be presented by similar period and entity, with the line of demarcation, as your financial statements, for consistency.
Our Incorporation and Corporate Reorganization, page 83

30. Reference is made to the third and fourth paragraph. You state that at the time of your incorporation on October 16, 2019 Cogna together with its wholly-owned subsidiary EDE, held a 100% ownership interest in Saber. You also state that on December 17, 2019
FirstName LastNameM rio Ghio Junior
       Cogna increased its equity interest in Saber and now owns a 70.53% interest in Saber.
Comapany NameVasta Platform Ltd
       Please clarify the events resulting in the change in Cogna's ownership interest from 100%
March to 70.53%.
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Presentation of Financial Information, page 84

31. We note your disclosure here that, for convenience purposes only, you have added together the results of operations of the Successor for the period from October 11, 2018 to
         December 31, 2018 with those of the Predecessors for the period from January 1, 2018 to
         October 10, 2018. Please note this presentation and discussion is not appropriate as it combines two different basis of accounting. Please revise your discussion to include separate discussions of material events and circumstances influencing these individual periods.
32. As a related matter, we would not object to the presentation of pro forma financial information for purposes of a supplemental streamlined comparative discussion, as long as the pro forma presentation is fully compliant with Article 11 of Regulation S-X. If you determine such a presentation is appropriate, disclosure should be provided to explain how the pro forma presentation was derived, why you believe it is useful, and any potential risks associated with using the presentation (the potential that such results might not necessarily be indicative of future results for example, depending on how the information has been prepared, and the period that it covers). Typically, the presentation of complete pro forma financial information reflecting the adjustments in MD&A will be necessary in order to facilitate an understanding of the basis of the information being discussed. The supplemental discussion based on Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements.

Business, page 118

33. We note that you have been operating, and continue to operate, at a net loss. Please revise your disclosure in this section and elsewhere as appropriate to prevent a balanced discussion of your financial performance and your planned business activities and address generally whether you anticipate that you will continue to operate at a net loss for the foreseeable future.
34. We note your chart on page 121, and the lead-in that says the chart shows a summary of your market position among private K-12 schools. Please clarify whether this chart shows your current market share, or if it is intended to show something else. Please revise to clarify the meaning and relevance of this chart.
35. We note your disclosure on page 121 that "[s]chools that adopt [y]our platform are able to increase academic quality and enhance their operating and financial performance." Please tell us why you believe that your platform is the reason for a school's increase in academic quality or financial performance, and how you are able to make this determination. Please also explain what you mean by your statement on page 124 that you are the start of a
         "virtuous cycle" for all of your stakeholders.
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Our Competitive Strengths, page 121

36. We note your statement that you are pioneering the incorporation of neuroscience elements into your educational platform and are the exclusive distributors of BrainCo technologies, which include headbands that measure brain activity through an algorithm developed at NASA. Please disclose the number of partner schools that are currently purchasing such technology from you and using it in the classrooms.
37. We note the chart provided on page 122. Please explain the difference in the gray versus pink areas of the chart, and what the chart is supposed to represent. Our Growth Strategy, page 125

38. We note your growth strategy does not include the acquisition of additional complimentary educational companies, but note that you built the company by engaging in 18 mergers and you reference potential acquisitions in your Use of Proceeds disclosure. As such it would appear that acquisitions are a significant part of your growth strategy. Please expand your disclosure in this section to more fully discuss your acquisition strategy and whether you intend to continue such strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also consider augmenting your risk factor on page 58 entitled "We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration..." to reflect the risk to shareholders should you issue additional Class A shares in connection with one or more acquisitions.


39. We note your intent to convert your current base of partner schools without long-term contracts into clients with subscription arrangements, including your belief that you could expand from the current 1.2 million students covered by long-term contracts to 3.0 million students covered by such contracts. Please disclose your conversion rates from prior periods for transitioning existing customers into long-term contracts so that investors can better understand the likelihood that current customers will convert to long-term contracts.
Geographical Presence, page 139

40. Please explain what you mean by the statement that you "have the largest school chain in the country."
Competition, page 144
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41. Please tell us how you have determined that you are the only "one-stop-partner able to
March cater to schools' entire ecosystem."
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Legal and Administrative Proceedings, page 145

42. We note that you are involved in certain judicial and administrative tax and social security proceedings for which you have recorded a provision of R$545.6 million, and that there can be no assurance that these proceedings would not have a significant effect on your financial position or profitability if decided adversely to the company. Please provide material information relating to the proceedings including the jurisdiction of such proceedings, a general description of the facts underlying such proceedings, and the current status of such proceedings.
Employment Agreements, page 156

43. Please file the employment agreements with your executive officers and directors as exhibits to the registration statement.
Related Party Transactions, page 160

44. Please file the agreements referenced in this section as exhibits to the registration statement, or tell us why you believe you are not required to do so. U.S. Federal Income Tax Considerations, page 179

45. We note the statement that [i]n the opinion of Davis Polk & Wardwell LLP, the following summary described the material U.S. federal income tax consequences. Please tell us if you plan to provide a tax opinion.
VASTA Platform (Successor)
Combined Carve-out Financial Statements as of December 31, 2018 and October 11, 2018 and
for the period from October 11 to December 31, 2018
General, page F-36

46. Please revise the presentation of revenues on the face of your income statements and throughout your filing to separately state revenues from products and services. Refer to the guidance in Rule 5-03 of Regulation S-X.
9. Trade Receivables
c. Impairment losses on trade receivables, page F-68

47. Please reconcile the total past due as of October 11, 2018 here of R$26,616 with the beginning balance of R$22,907 on the following page.
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Vasta, Inc.
Combined Carve-out Financial Statements as of December 31, 2018 and October 11, 2018 and
for the Period from October 11 to December 31, 2018
25. Segment Reporting, page F-81

48. Please tell us why and the basis under which you have presented Consolidated Adjusted
         EBITDA in your segment note.
        You may contact Amy Geddes, Staff Accountant at 202-551-3304 or Donna Di Silvio,
Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services